Filed by Cell Genesys, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company: Cell Genesys, Inc.

Commission File No.: 000-19986

Filed below is a letter sent by Cell Genesys, Inc. to its stockholders on October 2, 2009:

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about BioSante and Cell Genesys. Such statements include, but are not limited to, statements about the proposed transaction and its potential benefits to the BioSante and Cell Genesys stockholders, the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions with respect to future operations and products and other statements that are not historical in nature, particularly those that utilize terminology such as “will,” “potential”, “could,” “can,” “believe,” “intends,” “continue,” “plans,” “expects,” “estimates” or comparable terminology. Forward-looking statements are based on current expectations and assumptions, and entail various known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements. Important factors known to BioSante and Cell Genesys that could cause actual results to differ materially from those expressed in such forward-looking statements include general business and economic conditions; the failure of the BioSante or Cell Genesys stockholders to approve the transaction or the failure of either party to meet any of the other conditions to the closing of the transaction; the failure to realize the anticipated benefits from the transaction or delay in realization thereof; the businesses of BioSante and Cell Genesys may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on business relationships with third parties, BioSante’s need for and ability to obtain additional financing, the difficulty of developing pharmaceutical products, obtaining regulatory and other approvals and achieving market acceptance; the marketing success of BioSante’s licensees or sublicensees and the success of clinical testing. Additional factors that could cause BioSante’s and Cell Genesys’s results to differ materially from those described in the forward-looking statements can be found in BioSante’s recent registration statement on Form S-4 and BioSante’s and Cell Genesys’s most recent annual reports on Form 10-K and subsequent quarterly reports on Form 10-Q and other filings with the Securities and Exchange Commission, which are filed with the SEC and available at the SEC’s web site at www.sec.gov and which discussions also are incorporated herein by reference. The information set forth herein speaks only as of the date hereof, and BioSante and Cell Genesys disclaim any intention and do not assume any obligation to update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

Important Additional Information for Investors and Stockholders

This communication is being made in respect of the proposed business combination involving BioSante and Cell Genesys. In connection with the proposed transaction, BioSante has filed with the SEC, a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials. The final joint proxy statement/prospectus has been mailed to the stockholders of record as of August 21, 2009, of BioSante and Cell Genesys. INVESTORS AND SECURITY HOLDERS OF BIOSANTE AND CELL GENESYS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BIOSANTE, CELL GENESYS AND THE PROPOSED TRANSACTION.

Investors and security holders are be able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by BioSante and Cell Genesys at the SEC’s web site at www.sec.gov. Free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC can also be obtained by directing a request to BioSante, Attention: Investor Relations, telephone: (847) 478-0500 or to Cell Genesys, Attention: Investor Relations., telephone (650) 266-3200. In addition, investors and security holders may access copies of the documents filed with the SEC by BioSante on BioSante’s website at www.biosantepharma.com, and investors and security holders may access copies of the documents filed with the SEC by Cell Genesys’s website at www.cellgenesys.com.

BioSante, Cell Genesys and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of BioSante and Cell Genesys in respect of the proposed transaction. Information regarding BioSante’s directors and executive officers is available in its annual report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 16, 2009 and the proxy statement for BioSante’s 2009 annual meeting of stockholders, filed with the SEC on April 27, 2009.

Information regarding Cell Genesys’ directors and executive officers is available in its annual report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 9, 2009 and the proxy statement for Cell Genesys’ 2009 annual meeting of stockholders, filed with the SEC on March 31, 2009. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of BioSante’s and Cell Genesys’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus.

* * * * *

September 30, 2009

Dear Fellow Stockholder:

I am writing to ask you to vote your shares in favor of the proposed merger agreement between Cell Genesys, Inc. and BioSante Pharmaceuticals, Inc. While over 90% of the stockholders who have voted to date support the merger, the positive votes received (49.3 million) are below the number required to approve the merger (55.2 million). Consequently, we have postponed the special meeting to October 14, 2009 to give stockholders additional time to vote.

Current voting records indicate that you have not voted yet. Because unvoted shares are the equivalent of votes against the merger, your vote is critically important in permitting you and the other stockholders to receive the value for your CEGE shares under the merger.

Let me briefly explain why our Board unanimously approved our proposed merger with BioSante and why I personally urge you to vote your shares in favor of the merger. First and foremost, I believe that there is significant growth potential for the combined company with multiple product candidates under development, including both clinical and preclinical programs in areas of significant unmet medical need. Moreover, BioSante has clearly indicated their interest in deriving further value from GVAX and other technologies developed by Cell Genesys, through potential combinations with BioSante technologies as well as possible external collaborations. Second, I believe the proposed merger and the opportunity to obtain an equity interest in the combined company provides the greatest financial value for our shareholders compared to other alternatives such as a liquidation of the company and distribution of any remaining assets after all of our obligations have been met.

Thousands of your fellow stockholders have voted to approve the merger in order to be a part of a combined company that we believe will offer shareholders upside potential in the future. If you do not vote your shares and the proposal is not passed at the rescheduled meeting, we believe the interests of ALL shareholders will be negatively affected.

I welcome the opportunity to speak with you about this critical vote and I invite you to give me a call on my direct line at 650-266-3050. In the meantime, enclosed is another form of proxy that you may use to vote your shares by telephone, via the Internet, or by signing dating and returning in the enclosed envelope.

If you have any questions, or require assistance in voting your shares, please contact the firm assisting us with the solicitation of proxies, Innisfree M&A Incorporated, toll-free at 1-888-750-5834.

Sincerely,

Stephen A. Sherwin, M.D.

Chairman and CEO

Cell Genesys, Inc.